Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

14 August 2015

PRIMA BIOMED ANNOUNCES COMMENCEMENT OF MILESTONES FOR IMP701 PROGRAM

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) today announced it will receive an undisclosed clinical milestone payment from its collaboration and licensing agreement with Novartis relating to its Phase I IMP701 LAG-3 antibody. The antibody is being trialled for the treatment of cancer.

Immutep (which Prima Biomed acquired in December 2014) and CoStim Pharmaceuticals (which Novartis acquired in February 2014) entered into a commercial licensing and collaboration agreement in September 2012, under which CoStim obtained a licence to develop and commercialise antagonistic LAG-3 antibodies.

Novartis has full responsibility for the continued development of the antibody program and Prima is eligible to receive further potential development-based milestone payments and royalties on sales following commercialisation of the products.

Mr Marc Voigt, CEO of Prima, commented “There is strong preclinical evidence that antibodies to LAG-3 can promote an increased and sustained anti-cancer immune response. We are delighted that Novartis has now moved that concept into the clinic with help from our work in the field.”

About IMP701

IMP701 is a therapeutic antibody originally developed by Immutep to target LAG-3. This antagonist antibody plays a role in controlling the signalling pathways in both effector T cells and regulatory T cells (Treg). The antibody works to both activate effector T cells (by blocking inhibitory signals that would otherwise switch them off) and at the same time inhibit Treg function that normally prevent T cells from responding to antigen stimulation. The antibody therefore removes two brakes that prevent the immune system from responding to and killing cancer cells. In contrast, some other checkpoint antibodies in development target only the effector T cell pathway and don’t address the Treg pathway.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8259 1880

www.primabiomed.com.au ABN: 90 009 237 889

dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s original product, called CVac, is an ex vivo dendritic cell priming therapy that in May 2015 yielded favourable Phase II data in second remission ovarian cancer patients. Prima is currently seeking partners for further development of this therapy. Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is soluble LAG-3, is a T cell immunostimulatory factor for cancer chemoimmunotherapy which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Stock Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8259 1880

www.primabiomed.com.au ABN: 90 009 237 889